Exhibit 99.1

Costamare Inc. Announces Public Offering of Series D Preferred Stock

ATHENS, GREECE – May 6, 2015 — Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it plans to offer its Series D Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, liquidation preference $25.00 per share (the “Series D Preferred Stock”) to the public. In connection with the offering, the Company intends to grant the underwriters a 30-day option to purchase additional shares of the Series D Preferred Stock. Following the offering, the Company intends to file an application to list the Series D Preferred Stock on the New York Stock Exchange.

The Company plans to use the net proceeds of the offering for general corporate purposes, including making vessel acquisitions or investments.

Morgan Stanley & Co. LLC, UBS Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Stifel are acting as joint book-running managers of the offering, which will be made under an effective shelf registration statement.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649, email: prospectus@morganstanley.com, UBS Securities LLC, Attention: Prospectus Specialist, 299 Park Avenue, New York, New York, 10171, telephone: (888) 827-7275, Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, email: newyork.prospectus@credit-suisse.com, telephone: 1-800-221-1037, J.P. Morgan Securities LLC, Attention: Investment Grade Syndicate Desk, 383 Madison Avenue, New York, NY 10179, telephone: 1-212-834-4533 and Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, email: syndprospectus@stifel.com, telephone: 1-855-300-7136.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 41 years of history in the international shipping industry and a fleet of 69 containerships, with a total capacity of approximately 458,000 TEU, including ten newbuild containerships on order. Fourteen of our containerships, including ten newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock and Series C Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B” and “CMRE PR C”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Investor Relations:

Gus Okwu

Allison + Partners, New York

Telephone: (+1) 646-428-0638

Email: costamare@allisonpr.com